NUVEEN CORE EQUITY ALPHA FUND

Certificate of Amendment to Declaration of Trust

The undersigned, Jessica R. Droeger, hereby certifies, on behalf of Nuveen Core Equity Alpha Fund (the “Trust”) (1) that she is the duly elected, qualified and acting Secretary of the Trust and that as such Secretary she has custody of the Trust’s corporate books and records, (2) that attached to this Certificate is a true and correct copy of a resolution, amending the Trust’s Declaration of Trust, duly adopted by the Board of Trustees of the Trust at a meeting held on February 25- 28, 2007, and (3) that said resolution has not been amended or rescinded and remains in full force and effect.

March 6, 2007
Jessica R. Droeger, Secretary

NUVEEN FUNDS

Regular meeting of the Board of Directors/Trustees

February 25—28, 2007

Nuveen Core Equity Alpha Fund

RESOLVED, that pursuant to Section 4 of Article XIII of the Trust’s Declaration of Trust dated as of January 9, 2007 (the “Declaration”), which authorizes the Trustees of the Trust to amend the Declaration without the vote or consent of the shareholders in order to cure, correct or supplement any defective or inconsistent provision thereof, the Trustees do hereby amend Section 1 of the Article I of the Declaration to recite that the Trust shall be known as the “Nuveen Core Equity Alpha Fund,” and do further authorize the Secretary or Assistant Secretary of the Trust to certify such amendment to the Declaration and to file or cause to be filed such amendment with the Secretary of the Commonwealth of Massachusetts as well as any other governmental office where such filing may from time to time be required.